

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2013

Via E-mail
Ms. Angela M. Aman
Chief Financial Officer
Retail Properties of America, Inc.
2021 Spring Road
Suite 200
Oak Brook, IL 60523

      Re: **Retail Properties of America, Inc.**
             Form 10-K for year ended December 31, 2012
             Filed on February 20, 2013
             File No. 001-35481

Dear Ms. Aman:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Kevin Woody

                    Kevin Woody
                    Branch Chief